Enterra Energy Trust Announces Resignation of Chief Financial Officer

CALGARY, ALBERTA--(Marketwire – September 7, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announced that Victor Roskey, Senior Vice President and Chief Financial Officer of Enterra Energy Corp, the administrator of Enterra Energy Trust, has provided notice that he intends to leave Enterra. His departure is expected to be no later than September 30, 2007.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto

Kristin Mason

Manager, Investor Relations, Enterra Energy Trust

Investor Relations Coordinator, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

www.enterraenergy.com